UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: September 30, 2025

☐Transition Report on Form 10-K

☐Transition Report on Form 20-F

☐Transition Report on Form 11-K

☐Transition Report on Form 10-K

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Full Name of Registrant:	Ultralife Corporation
Former Name if Applicable:	N/A
Address of Principal Executive Office (Street and Number):	2000 Technology Parkway
City, State and Zip Code:	Newark, New York 14513

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed, on October 31, 2024, Ultralife Corporation (“Ultralife”) completed the acquisition of all outstanding shares of Electrochem Solutions, Inc. (“Electrochem”) from Integer Holdings Corporation (“Integer”). During the third quarter of 2025, the transition services agreement between Ultralife and Integer under which Integer maintained the books and records of Electrochem on its information systems concluded, and Electrochem transitioned to Ultralife’s systems. In connection with this transition, Ultralife requires additional time to finalize its third quarter results and to provide sufficient time for completion of the review of our third quarter results by our independent accountants without unreasonable effort or expense. The Company expects to file its Form 10-Q within the five-day period provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended, no later than November 17, 2025.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

	Philip A. Fain	315	210-6110
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    ☒  Yes    ☐  No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☐  Yes    ☒  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Ultralife Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 5, 2025	By:	/s/ Philip A. Fain
Philip A. Fain
Chief Financial Officer & Treasurer